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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FIRST VIRTUAL COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

337484 30 7

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 4 pages

CUSIP No. 337484-30-7

1.	Name of Reporting Person: Ralph K. Ungermann		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 613,946 (1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 613,946(1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 613,946 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%

12.	Type of Reporting Person: IN

     (1) Includes 75,819 shares of common stock issuable upon exercise of warrants held by Mr. Ungermann and 443,915 shares of common stock held in the name of Ralph Ungermann, Trustee or Successor Trustee of the Ralph K. Ungermann Living Trust U/A/D May 18, 1988, as amended, and 94,212 shares Mr. Ungermann has the right to acquire pursuant to outstanding options exercisable within 60 days of December 31, 2003.

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer: First Virtual Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 3200 Bridge Parkway, Suite 200, Redwood City, CA 94065

Item 2.

(a)	Name of Person Filing: Ralph K. Ungermann

(b)	Address of Principal Business Office or, if none, Residence: 1045 Vallejo St., San Francisco, CA 94133

(c)	Citizenship: Citizen of the United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 337484-30-7

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 613,946

(b)	Percent of Class: 4.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 613,946

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 613,946

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class: ☒.

Page 3 of 4 pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8. Identification and Classification of Members of the Group: Not applicable.

Item 9. Notice of Dissolution of a Group: Not applicable.

Item 10. Certification: Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2004

Date

/s/ Ralph K. Ungermann

Signature

Ralph K. Ungermann

Name/Title

Page 4 of 4 pages